Alvotech

9, Rue de Bitbourg

L-1273 Luxembourg

Grand Duchy of Luxembourg

April 19, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Franklin Wyman

  Vanessa Robertson

  Jessica Ansart

  Jeffrey Gabor

Re:	Alvotech

Amendment No. 3 to Registration Statement on Form F-4

Filed on March 14, 2022

File No. 333-261773

Ladies and Gentlemen:

On behalf of Alvotech (the “Company”), we are providing this letter in response to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated April 12, 2022 (the “Comment Letter”) with respect to the Company’s Amendment No. 3 to Registration Statement on Form F-4 (“Amendment No. 3”) filed on April 4, 2022.

Concurrently with the submission of this response letter, the Company is filing, through EDGAR, Amendment No. 4 to the Registration Statement (“Amendment No. 4”).

The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which, for your convenience, we have incorporated into this response letter in bold and italics. Page references in the text of this response letter correspond to the page numbers of Amendment No. 4. Capitalized terms used but not otherwise defined in this letter shall have the meanings set forth in Amendment No. 4.

Amendment No. 3 to Registration Statement on Form F-4

Risk Factors

Clinical drug development involves a lengthy and expensive process and Alvotech may encounter substantial delays in its clinical studies, page 58

1.

We note your response to prior comment 1 and reissue in part. We note your statement in your response letter indicating that you had originally planned clinical trial sites in Russia in addition to Ukraine and that you are now considering alternative trial sites, including in South Africa and Poland. Please revise your disclosure here and in your Business section to state your original plans for your clinical trial sites in Russia as well as to disclose that you are currently considering initiating clinical trials previously planned for Ukraine and Russia in alternative locations, including South Africa and Poland.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 62, 234 and 235.

*    *    *    *

Please direct any questions or comments regarding the foregoing or with respect to Amendment No. 4 to the undersigned at (212) 479-6446, Michal Berkner of Cooley LLP at +44 (0) 20 7556 4321 or Divakar Gupta of Cooley LLP at (212) 479-6474.

Very truly yours,

/s/ Nicolas H.R. Dumont
Nicolas H.R. Dumont

cc:	Robert Wessman, Alvotech

Tanya Zharov, Alvotech

Michal Berkner, Cooley LLP

Divakar Gupta, Cooley LLP

Christian O. Nagler, Kirkland & Ellis LLP

Peter Seligson, Kirkland & Ellis LLP

Allison Gallagher, Kirkland & Ellis LLP